UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number: 001-34541

GLOBAL CORD BLOOD CORPORATION

(Translation of registrant’s name into English)

48th Floor, Bank of China Tower
1 Garden Road
Central
Hong Kong S.A.R.
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Events

On April 27, 2020, the Company issued a press release providing an update regarding its operations in light of the coronavirus (COVID-19) pandemic.  A copy of the press release is attached as Exhibit 99.1.

Exhibits

Exhibit No.	Description

99.1	Press Release dated April 27, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GLOBAL CORD BLOOD CORPORATION

By:	/s/ Albert Chen
Name:	Albert Chen
Title:	Chief Financial Officer

Dated: April 27, 2020